US$1,250,000,000	FILED PURSUANT TO RULE 433

1.550% SENIOR NOTES DUE 2017	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa2 (stable outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	August 7, 2014

Settlement Date:	August 14, 2014 (T+5 days)

Maturity:	August 14, 2017

Par Amount:	$1,250,000,000

Semi-Annual Coupon:	1.550% per annum

Re-offer Spread to Benchmark:	T3 + 72 basis points

Re-offer Yield:	1.598% per annum

Public Offering Price:	99.860%

Net Proceeds to Citigroup:	$1,245,125,000 (before expenses)

Interest Payment Dates:	The 14th of each February and August, beginning February 14, 2015. Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
UBS Securities LLC
UniCredit Capital Markets LLC
Wells Fargo Securities, LLC

US$1,250,000,000	FILED PURSUANT TO RULE 433

1.550% SENIOR NOTES DUE 2017	FILE NO. 333-192302

Junior Co-Managers:

  ABN AMRO Securities (USA) LLC

  Apto Partners, LLC

  BB&T Capital Markets, a division of BB&T Securities, LLC

  BBVA Securities Inc.

  BNP Paribas Securities Corp.

  BNY Mellon Capital Markets, LLC

  Cabrera Capital Markets, LLC

  CAVU Securities, LLC

  CIBC World Markets Corp.

  Credit Agricole Securities (USA) Inc.

  Drexel Hamilton, LLC

  Fifth Third Securities, Inc.

  ING Financial Markets LLC

  Loop Capital Markets LLC

  Mitsubishi UFJ Securities (USA), Inc.

  Mizuho Securities USA Inc.

  Multi-Bank Securities, Inc.

  Muriel Siebert & Co., Inc.

  Nomura Securities International, Inc.

  PNC Capital Markets LLC

  Samuel A. Ramirez & Company, Inc.

  Scotia Capital (USA) Inc.

  Skandinaviska Enskilda Banken AB (publ)

  SMBC Nikko Securities America, Inc.

  SunTrust Robinson Humphrey, Inc.

CUSIP:	172967HY0

ISIN:	US172967HY01

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.